CAM Group, Inc.

5900 Balcones Drive

Suite 100

Austin, TX 78731

July 29, 2024

Re:        CAM Group, Inc.

Amendment No. 2 to Offering Statement on Form 1-A

Filed February 9, 2024

File No. 024-12339

Dear: Mr. Nicholas Nalbantian

Please see the answer to your comments below.

Amendment No. 3 to Offering Statement on Form 1-A filed July 9, 2024

Use of Proceeds, page 25

1.	We note you have removed the "Mid" and "Min" proceeds allocations from this section and kept only the "Max" allocation; however, elsewhere in the offering statement you keep language referring to a range of different amounts you expect to raise. Please restore the previous "Mid" and "Min" allocations, or please explain why the "Mid" and "Min" allocations are no longer needed.

We have updated the filing with the "Mid" and "Min" allocations part restored.

General

2.	We note your updated disclosure on page 8 from "provides" to "seeks to provide." Please confirm, if true, if this indicates that CAM Group Inc. is not currently acting as a government contractor. If you are not currently acting as a government contractor, please update the rest of the offering statement to clarify your current status. As non-exclusive examples, we note that on page 12 you say you "depend on a small number of customers," on page 13 you say you are already a "prime contractor" indicating that you are currently acting as a government contractor, and on page 29 you use the heading "Current Operations" to describe activities that you plan to pursue but that are not actually current operations of your business.

We have updated the Offering Circular to show the Company has not yet obtained any contract, even though the current officers have identified a number of Defense and Aerospace contract that the Company could pursue as a prime contractor or subcontractor.

Please contact me at ra.pinedo@camgdefense.com or capitalmarketssecurities@gmail.com with further inquiries.

Thank you.

Sincerely,

/s/ Rafael Pinedo

Rafael Pinedo

Chairman, CAM Group, Inc.